SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bitcoin Depot Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09174P105

(CUSIP Number)

September 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09174P105
1.	Names of Reporting Persons D. E. Shaw Oculus Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 776,270[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 776,270[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 776,270[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 750,000 shares of Class A Common Stock.

2 This percentage figure is based upon 13,108,691 shares of Class A Common Stock outstanding, consisting of: (i) 12,358,691 shares of Class A Common Stock outstanding as of August 25, 2023, as reported in the Issuer’s Form 424B3 filed with the SEC on September 1, 2023, and (ii) 750,000 shares of Class A Common Stock issuable upon exercise of warrants.

CUSIP No. 09174P105
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,376,270[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,376,270[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,270[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 1,350,000 shares of Class A Common Stock.

2 This percentage figure is based upon 13,708,691 shares of Class A Common Stock outstanding, consisting of: (i) 12,358,691 shares of Class A Common Stock outstanding as of August 25, 2023, as reported in the Issuer’s Form 424B3 filed with the SEC on September 1, 2023, and (ii) 1,350,000 shares of Class A Common Stock issuable upon exercise of warrants.

CUSIP No. 09174P105
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,376,270[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,376,270[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,270[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%[2]
12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes warrants exercisable into 1,350,000 shares of Class A Common Stock.

2 This percentage figure is based upon 13,708,691 shares of Class A Common Stock outstanding, consisting of: (i) 12,358,691 shares of Class A Common Stock outstanding as of August 25, 2023, as reported in the Issuer’s Form 424B3 filed with the SEC on September 1, 2023, and (ii) 1,350,000 shares of Class A Common Stock issuable upon exercise of warrants.

CUSIP No. 09174P105
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,376,270[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,376,270[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,270[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%[2]
12.	Type of Reporting Person (See Instructions) IN

1 Includes warrants exercisable into 1,350,000 shares of Class A Common Stock.

2 This percentage figure is based upon 13,708,691 shares of Class A Common Stock outstanding, consisting of: (i) 12,358,691 shares of Class A Common Stock outstanding as of August 25, 2023, as reported in the Issuer’s Form 424B3 filed with the SEC on September 1, 2023, and (ii) 1,350,000 shares of Class A Common Stock issuable upon exercise of warrants.

Item 1.

(a)	Name of Issuer
Bitcoin Depot Inc.

(b)	Address of Issuer's Principal Executive Offices
3343 Peachtree Road NE, Suite 750 Atlanta, GA 30326

Item 2.
(a)	Name of Person Filing
D. E. Shaw Oculus Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship
D. E. Shaw Oculus Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number
09174P105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of September 1, 2023:

(a)	Amount beneficially owned:

D. E. Shaw Oculus Portfolios, L.L.C.:

776,270 shares

This is composed of (i) 750,000 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants and (ii) 26,270 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.

D. E. Shaw & Co., L.L.C.:

1,376,270 shares

This is composed of (i) 750,000 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (ii) 26,270 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 600,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.P.:

1,376,270 shares

This is composed of (i) 750,000 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (ii) 26,270 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 600,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

David E. Shaw:

1,376,270 shares

This is composed of (i) 750,000 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, (ii) 26,270 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 600,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

(b)	Percent of class:

D. E. Shaw Oculus Portfolios, L.L.C.:	5.9%
D. E. Shaw & Co., L.L.C.:	10.0%
D. E. Shaw & Co., L.P.:	10.0%
David E. Shaw:	10.0%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw Oculus Portfolios, L.L.C.:	776,270 shares
D. E. Shaw & Co., L.L.C.:	1,376,270 shares
D. E. Shaw & Co., L.P.:	1,376,270 shares
David E. Shaw:	1,376,270 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Oculus Portfolios, L.L.C.:	776,270 shares
D. E. Shaw & Co., L.L.C.:	1,376,270 shares
D. E. Shaw & Co., L.P.:	1,376,270 shares
David E. Shaw:	1,376,270 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,376,270 shares as described above constituting 10.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,376,270 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: September 11, 2023

D. E. Shaw Oculus Portfolios, L.L.C. By: /s/ Nathan Thomas Nathan Thomas Authorized Signatory

D. E. Shaw & Co., L.L.C. By: /s/ Nathan Thomas Nathan Thomas Authorized Signatory

D. E. Shaw & Co., L.P. By: /s/ Nathan Thomas Nathan Thomas Chief Compliance Officer

David E. Shaw By: /s/ Nathan Thomas Nathan Thomas Attorney-in-Fact for David E. Shaw